 Lufthansa

RECEIVED

2005 MAY 19 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen/Datum / Our Ref./Date	Telefon/Telefax / Telephone/Telefax
	CGN IR, nr 09 May 2005	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.





05008170

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

Norbert Hein

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen



Monthly Report 04/2005

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Investor Info

Change in capacity utilisation in April 2005 compared with previous year


75
70
%
65
60
2005
2004
PassengerLF
CargoLF
GroupLF

Passenger and cargo load factors increased

In April the Lufthansa Group airlines carried almost 4.4 million passengers, or 2.9 per cent more than in same month last year. Available capacity increased by 4.4 per cent but was more than outstripped by demand. Sales rose by 5.0 per cent, with the result that the passenger load factor edged up 0.4 percentage points to 73.7 per cent. All the traffic regions recorded a rise in passenger numbers. The highest growth – 9.7 per cent – was in Asia/Pacific, which also achieved the highest passenger load factor: 80.4 per cent, representing a year-on-year improvement of 4.2 percentage points. In Europe, meanwhile, the passenger count increased by 2.6 per cent, resulting in a seat occupancy rate of 64.3 per cent (-1.4 pp). In the Americas, passenger numbers rose by 0.5 per cent, causing capacity utilisation to slip by 0.8 percentage points to 76.9 per cent. Developments in the Middle East/Africa region were consistently positive. Passenger numbers rose by 5.3 per cent, lifting the passenger load factor for this region by 0.5 percentage points to 72.1 per cent.

In April 2005 Lufthansa Cargo transported 3.2 per cent more freight and mail than in the same period last year. Available capacity was reduced by 1.0 per cent due to restructuring of the flight programme and scaled-down charter capacity. However, the increase in revenue tonne-kilometres (+3.1 per cent) boosted the cargo load factor by 2.7 percentage points to 66.6 per cent.

Capacity of the Lufthansa Group airlines (passengers and cargo) rose by 2.9 per cent. Sales increased by 4.2 per cent, so that the overall load factor rose by 0.9 percentage points to 70.3 per cent.

Purchase offer to all SWISS minority shareholders

On 4 May Lufthansa made an offer via the newly founded Swiss-domiciled company AirTrust AG to purchase the shares held by all the minority shareholders of SWISS at a net price of CHF 8.96 per SWISS registered share. The offer price is based on the average opening price of the SWISS share over the past 30 market days or, as the case may be, the 28 days during this period on which SWISS shares were traded starting from 23 March 2005, the day the purchase offer was provisionally announced. The offer is due to close on 2 June 2005. The SWISS Board of Management recommends that shareholders accept the offer.

New destinations in Eastern Europe

Lufthansa is expanding its route network to Eastern Europe with new services to Tbilisi (Georgia), Yerevan (Armenia) and Timisoara (Romania). The cities will be served from Munich from the beginning of June. Lufthansa thus hopes to share in the above-average

market growth in this region.

Conditions for Lufthansa jubilee bond
Lufthansa has issued a jubilee bond to mark the 50th anniversary of the resumption of civilian air traffic in Germany. The interest rate for the five-year bond (WKN A0EKFR) was set at 3.625 per cent per year; the issue price was 99.708 per cent. These terms and conditions were laid down on 22 April. The initial yield is 3.690 per cent. The bond bears an issue date and value date of 3 May and was listed on the Frankfurt Stock Exchange on 4 May. It has a volume of 50 million euro and will mature on 3 May 2010. Investors responded very positively to the specially designed bond. The transaction was oversubscribed at its close.

Lufthansa Cargo AG:
Since 1 April available belly capacity on Lufthansa's passenger aircraft on European routes has been calculated on a new basis. This mainly affects capacities on Lufthansa Regional flights.

Note:
The First Interim Report with the results for January-March 2005 will be published on 11 May 2005. On that date it will be available from 8:30 hours (CET) for downloading from the Internet at www.lufthansa-financials.com.

The next Investor Info with the traffic figures for May 2005 will be published on 09 June 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 May 2005

Traffic Figures

Lufthansa Passenger Business Group*	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,367	+ 2.9	15,498	- 0.6
Available seat-kilometres (mio)	12,137	+ 4.4	44,609	+ 2.8
Revenue pax-kilometres (mio)	8,950	+ 5.0	32,765	+ 3.6
Passenger load factor (per cent)	73.7	+ 0.4P.	73.4	+ 0.5P.
Number of Flights	53,729	+ 5.4	198,135	+ 0.1

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	145	+ 3.2	559	+ 0.9
Available Cargo tonne-km (mio)	982	- 1.0	3,848	+ 4.3
Revenue Cargo tonne-km (mio)	654	+ 3.1	2,524	+ 1.3
Cargo load-factor (%)	66.6	+ 2.7P.	65.6	- 1.9P.
Number of Flights	2,394	+ 20.2	9,728	+ 26.2

Lufthansa Group	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,214	+ 2.9	8,331	+ 3.8
Revenue tonne-kilometres (mio)	1,555	+ 4.2	5,825	+ 2.6
Overall load factor (per cent)	70.3	+ 0.9P.	69.9	- 0.9P.
Number of Flights	56,123	+ 6.0	207,863	+ 1.1

Europe (incl. Germany)	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,398	+ 2.6	11,891	- 2.2
Available seat-kilometers (mio)	3,581	+ 4.8	12,988	- 2.1
Revenue pax-kilometers (mio)	2,303	+ 2.6	8,027	- 0.8
Passenger load-factor (%)	64.3	- 1.4P.	61.8	+ 0.8P.
Cargo/mail in 1,000 tonnes	61	+ 4.6	237	- 2.7

Available Cargo tonne-km (mio)	73	- 34.4	386	- 5.3
Revenue Cargo tonne-km (mio)	43	+ 6.9	168	- 1.4
Cargo load-factor (%)	58.6	+ 22.6P.	43.6	+ 1.7P.

America (North & South)	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	495	+ 0.5	1,727	+ 0.0
Available seat-kilometers (mio)	4,542	+ 1.8	15,849	+ 0.2
Revenue pax-kilometers (mio)	3,494	+ 0.8	12,479	+ 0.2
Passenger load-factor (%)	76.9	- 0.8P.	78.7	+ 0.0P.
Cargo/mail in 1,000 tonnes	39	+ 13.2	149	+ 11.5
Available Cargo tonne-km (mio)	390	+ 6.2	1,430	+ 11.1
Revenue Cargo tonne-km (mio)	258	+ 7.9	973	+ 7.4
Cargo load-factor (%)	66.2	+ 1.1P.	68.0	- 2.4P.

Asia/Pacific	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	321	+ 9.7	1,243	+ 13.1
Available seat-kilometers (mio)	3,123	+ 6.2	11,905	+ 10.8
Revenue pax-kilometers (mio)	2,511	+ 12.1	9,445	+ 11.6
Passenger load-factor (%)	80.4	+ 4.2P.	79.3	+ 0.6P.
Cargo/mail in 1,000 tonnes	36	- 6.8	136	- 4.4
Available Cargo tonne-km (mio)	440	- 0.9	1,712	+ 0.6
Revenue Cargo tonne-km (mio)	305	- 2.4	1,187	- 3.7
Cargo load-factor (%)	69.3	- 1.1P.	69.3	- 3.1P.

Middle East & Africa	**April 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	151	+ 5.3	630	+ 4.9
Available seat-kilometers (mio)	886	+ 10.3	3,838	+ 7.5
Revenue pax-kilometers (mio)	639	+ 11.1	2,793	+ 6.5
Passenger load-factor (%)	72.1	+ 0.5P.	72.8	- 0.7P.
Cargo/mail in 1,000 tonnes	9	- 1.3	37	+ 7.6
Available Cargo tonne-km (mio)	80	+ 12.4	320	+ 9.8
Revenue Cargo tonne-km (mio)	48	+ 12.8	196	+ 8.0
Cargo load-factor (%)	60.5	+ 0.2P.	61.1	- 1.0P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

09 May 2005

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News/Aktuell News

4 May 2005





www.lufthan

▶ Purchase offer made to all SWISS minority shareholders

Lufthansa offers CHF 8.96 per SWISS registered share via AirTrust

Lufthansa is making a public offer to purchase, via the Swiss-domiciled AirTrust company, the shares held by all the minority shareholders of Swiss International Air Lines Ltd. at a net price of CHF 8.96 per SWISS registered share. The offer period begins on May 4, 2005 and is currently scheduled to end on June 2, 2005. The offer price is based on the average opening price of the SWISS share over the past 30 market days (i.e. the 28 days during this period on which SWISS shares were traded) starting from March 23, 2005, the day the purchase offer was provisionally announced. The SWISS Board of Directors advises the company's minority shareholders to accept the AirTrust offer.

The Supervisory Board of Deutsche Lufthansa AG and the Board of Directors of Swiss International Air Lines Ltd. approved the business model jointly devised by the two companies for the acquisition of SWISS by Lufthansa and its integration into the Lufthansa Group when they each met on March 22, 2005. The corresponding contractual agreements were signed the same day.

The Swiss Confederation, Canton Zurich and other major SWISS shareholders support the transaction and have already undertaken to transfer their shares to AirTrust. The corresponding contractual commitments have already been obtained from shareholders representing around 85% of SWISS's total share capital. This means that virtually all the SWISS shareholders who have undertaken not to dispose of their shares before a certain date under the present lock-up agreement have agreed to the proposed transaction.

The aim of SWISS's integration into the Lufthansa Group is to ensure the maintenance of the best possible network of European and intercontinental air services for Switzerland and its economy, especially through the provision of direct air links. Its assimilation into the global air travel product offered by Lufthansa and the Star Alliance should further enhance SWISS's customer appeal.

Key elements of the planned integration are the retention of the quality SWISS brand and SWISS's continuation as a separate Swiss-based airline operating from its efficient and effective Zurich hub. Provided competitive cost structures can be established, Lufthansa will also expand the SWISS long-haul fleet through the addition of two further aircraft. The new business model offers attractive long-term prospects and perspectives to SWISS as a company and to its employees.

Lufthansa's aim is to fully acquire SWISS. To comply with the requirements of competition law and ensure that the corresponding traffic rights can be retained, however, the acquisition is being effected in a series of stages. SWISS's shares are being acquired and held by AirTrust, a Swiss-domiciled company. In a first step, Lufthansa has acquired an 11% shareholding in AirTrust. This holding can be increased to 49% once the requisite approval has been obtained from the competition authorities and the present purchase offer has been made. Negotiations are being conducted to secure the relevant traffic rights in parallel to these developments. Once the corresponding agreements have been secured, Lufthansa can fully acquire AirTrust (and thus indirectly the SWISS shares held by AirTrust at such time).

If you have any questions, please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone + 49 69 696 – 2999
Fax + 49 69 696 – 95428
http://media.lufthansa.com

Swiss International Air Lines AG
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

not be offered or sold in the USA absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.
This press release is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (III) who fall within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order (all such persons together being referred to as "Relevant Persons"). Any person who is not a Relevant Person must not act or rely on this press release or any of its contents.

Frankfurt/Basel, 4 May 2005

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14 April 2005



► **Lufthansa adjusts fuel surcharge for long-haul flights**

Surcharges for domestic and intra-European flights remain unaffected

Lufthansa is responding to the continued record level of prices for crude oil and kerosene: for long-haul flight tickets sold as of 25th April 2005, the airline is adjusting its fuel surcharges. Instead of the previous 17 euros/17 US-Dollar (USD), the fuel surcharge will then amount to 27 euros/27 USD per long-haul flight leg. The fuel surcharges for domestic and intra-European tickets, for which fuel costs as a share of the total cost of the flight is less, will remain unchanged at seven euros/seven USD.

Lufthansa continuously monitors the prices of crude oil and kerosene and will apply the new surcharge until such time as the prices for fuel on the commodities markets return to a stable level below the current record figures.

At the end of August 2004, Lufthansa introduced fuel surcharges of two euros/two USD per flight leg for domestic and intra-European flights, as well as seven euros/seven USD for long-haul flights. The increasing crude oil and kerosene prices made an adjustment necessary in October 2004 to seven euros/seven USD per flight leg for domestic and intra-European flights and to 17 euros/17 USD for long-haul services.

Deutsche Lufthansa AG
Corporate Communications
Tel. 069 / 696 - 2999
Fax 069 / 696 - 95428
http://presse.lufthansa.com

Frankfurt, 14 April 2005

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